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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                             (Amendment No. _____)*


                       ALCOHOL SENSORS INTERNATIONAL, LTD.
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                                (Name of Issuer)


                          COMMON STOCK, $.001 PAR VALUE
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                         (Title of Class of Securities)


                                    013876107
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                                 (CUSIP Number)

                               Kathleen E. Shannon
                          Vice President and Secretary
                       American International Group, Inc.
                                 70 Pine Street
                            New York, New York 10270
                                 (212) 770-5123
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                December 20, 1996
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             (Date of Event which Requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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-------------------------
CUSIP No.       013876107
-------------------------

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   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 American International Group, Inc.
                 I.R.S. Identification No. 13-2592361
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   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [X]
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   3  SEC USE ONLY

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   4  SOURCE OF FUNDS

            WC
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   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
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   6  CITIZENSHIP OR PLACE OF ORGANIZATION

            Incorporated under the laws of the State of Delaware
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                      7   SOLE VOTING POWER
                                 0
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY              1,388,888
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING                   0
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                              1,388,888
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  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                  1,388,888
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  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

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  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    15.8%
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  14  TYPE OF REPORTING PERSON

                                    HC, CO
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-------------------------
CUSIP No.       013876107
-------------------------

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   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 American International Insurance Company
                 I.R.S. Identification No. 13-3333609
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   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [X]
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   3  SEC USE ONLY

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   4  SOURCE OF FUNDS

            WC
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   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
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   6  CITIZENSHIP OR PLACE OF ORGANIZATION

            Incorporated under the laws of the State of New York
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                      7   SOLE VOTING POWER
                                 0
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY              1,388,888
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING                   0
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                              1,388,888
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  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              1,388,888
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  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

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  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                15.8%
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  14  TYPE OF REPORTING PERSON

                                 IC
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Item 1.           Security and Issuer.

                  This statement relates to the Common Stock, $.001 par value (the "Common Stock"), of ALCOHOL SENSORS INTERNATIONAL, LTD. (the "Company"). The principal executive offices of the Company are located at 11 Oval Drive, Islandia, New York 11722.


Item 2.           Identity and Background.

                  (a) through (c). This statement is being filed by American International Group, Inc., a Delaware corporation ("AIG"), on behalf of AIG and American International Insurance Company, a New York corporation ("AIIC") and a subsidiary of AIG. AIG is a holding company which, through its subsidiaries, is primarily engaged in a broad range of insurance and insurance-related activities and financial services in the United States and abroad. AIIC engages in mass marketing of personal lines coverages, primarily private passenger auto insurance.

                  Starr International Company, Inc., a private holding company incorporated in Panama ("SICO"), The Starr Foundation, a New York not-for-profit corporation ("The Starr Foundation"), and C.V. Starr & Co., Inc., a Delaware corporation ("Starr"), have the right to vote approximately 16.14%, 3.46% and 2.39%, respectively, of the outstanding common stock of AIG. The principal executive offices of SICO are located at 29 Richmond Road, Pembroke, Bermuda. The principal executive offices of The Starr Foundation and Starr are located at 70 Pine Street, New York, New York 10270. The names of the directors and executive officers ("Covered Persons") of AIG, AIIC, SICO, The Starr Foundation and Starr, their business addresses and principal occupations are set forth in
Exhibit 1 attached hereto, which is incorporated herein by reference in its entirety. The business address indicated for each Covered Person is also the address of the principal employer for such Covered Person. Each of the Covered Persons is a citizen of the United States, except for Messrs. Johnson, Manton, Milton, Sullivan, Edmund Tse and Nicholas Walsh, who are British subjects, Messrs. Anderson and Cohen, who are Canadian subjects, and Mr. Da Silva, who is a Brazilian citizen.

                  (d) and (e). During the last five years, none of AIG, AIIC, SICO, The Starr Foundation or Starr, or any of the Covered Persons, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.










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Item 3.           Source and Amount of Funds or Other Consideration.

                  Pursuant to a Convertible Preferred Stock and Warrant Purchase Agreement, dated as of December 20, 1996 (the "Stock Purchase Agreement"), the Company issued to AIIC 833,333 shares of Series A Cumulative Non-redeemable Convertible Preferred Stock (the "Convertible Preferred Stock") and 833,333 Common Stock purchase warrants (the "Warrants"). The Convertible Preferred Stock yields a cumulative dividend of 9% per annum based on the stated value of the stock. The shares of Convertible Preferred Stock are convertible at any time into Common Stock based on a conversion price of $4.50 per share. Based on a stated value of $3.00 per share on the closing date, the Convertible Preferred Stock would convert into 555,555 shares of Common Stock on the closing date. The Warrants entitle AIIC to purchase 833,333 shares of Common Stock for two years at a purchase price of $5.50 per share.

                  AIIC used its available working capital to purchase the Convertible Preferred Stock and the Warrants.

Item 4.           Purpose of Transaction.

                  The purpose of the acquisition of the Convertible Preferred Stock and the Warrants, as described in Item 3 and Item 5 below, was investment. AIG and AIIC will continue to review their respective investments in the Company and, dependent upon their evaluation of market conditions, applicable regulatory requirements, and the Company's business prospects and future developments, may from time to time, determine to increase, decrease or dispose of their equity positions in the Company. Such transactions, if any, may be made through the exercise of conversion rights or warrants, purchases or sales in the open market or otherwise.


Item 5.           Interest in Securities of Issuer.

                  (a) and (b). The information required by these paragraphs is set forth in Items 7 through 11 and Item 13 of each of the cover pages to this
Schedule 13D and is based upon the number of shares of Common Stock outstanding on November 7, 1996 as provided to AIIC by the Company.

                  (c). During the past 60 days AIIC acquired 833,333 shares of Convertible Preferred Stock and 833,333 Warrants pursuant to the terms of the Stock Purchase Agreement.

                  (d) and (e).  Not applicable.







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Item 6.           Contracts, Arrangements, Understandings or Relationships
                  With Respect to Securities of the Issuer.

                  The information required by this Item 6 is set forth in Items 3 and 4.


Item 7.           Materials to be Filed as Exhibits.

                  (a) List of Directors and Executive Officers of AIG, AIIC, SICO, The Starr Foundation and
                           Starr.

                  (b)      Agreement of Joint Filing.

                  (c)      Convertible Preferred Stock and Warrant Purchase
                           Agreement

                  (d)      Shareholders Agreement

                  (e)      Registration Rights Agreement





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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  December 30, 1996


                                       AMERICAN INTERNATIONAL GROUP, INC.



                                       By /s/ Kathleen E. Shannon
                                         ---------------------------------
                                       Name:  Kathleen E. Shannon
                                       Title: Vice President and
                                              Secretary



                                       AMERICAN INTERNATIONAL INSURANCE
                                       COMPANY



                                       By /s/ Edward E. Matthews
                                         ---------------------------------
                                       Name:  Edward E. Matthews
                                              Title: Senior Vice President









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                                  EXHIBIT INDEX


Exhibit 1                  List of Directors and
                           Executive Officers of
                           AIG, AIIC, SICO, The Starr
                           Foundation and Starr.



Exhibit 2                  Agreement of Joint Filing



Exhibit 3                  Convertible Preferred Stock
                           and Warrant Purchase Agreement



Exhibit 4                  Shareholders Agreement



Exhibit 5                  Registration Rights Agreement